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                                    FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated February 28, 2007


                         Commission File Number 0-51504


                          GENETIC TECHNOLOGIES LIMITED
                    (Exact Name as Specified in its Charter)

                                       N/A
                                 -------------
                       (Translation of Registrant's Name)

                              60-66 Hanover Street
                                     Fitzroy
                             Victoria 3065 Australia
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    X    Form 40-F
                    -----            -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                        No  X
             ----                      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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

                                   SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 28, 2007

                                  GENETIC TECHNOLOGIES LIMITED


                                  By: /s/ Thomas Howitt
                                      -----------------
                                      Name:   Thomas Howitt
                                      Title:  Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit         Description of Exhibit
-------         ----------------------

99.1            Release dated February 26, 2007